Exhibit I-1(a)(iv)

Translation

23 June 2010

Dear shareholder

Deltek has presented an offer to buy Maconomy A/S. Deltek’s offer of DKK 20.50 per share represents a premium of around 50% compared with the closing price on the last trading day before rumors about the offer circulated in the press.

Maconomy’s board of directors unanimously backs the offer, and therefore, we recommend that all Maconomy’s shareholders accept the offer. Deltek has made it a precondition that shareholders representing more than 90% of all Maconomy’s shares approve the offer. Maconomy’s two largest shareholders, who control more than 30% of the shares, have already committed themselves to selling their shares to Deltek. Maconomy’s board of directors and top management have also accepted to sell their shares to Deltek.

The purchase offer

Remuneration offered under the purchase offer totals DKK 20.50 in cash per Maconomy share of a nominal value of DKK 2. The purchase offer is expected to expire on Thursday 1 July 2010, if it is not prolonged before that date. In the event that the conditions for the purchase offer are either met or waived on that date, settlement is expected to be effected no later than Friday 9 July 2010.

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The offer price represents a premium of approx. 49.6% compared with the closing price of Maconomy shares as at 1 June 2010, which was the last trading day before Maconomy’s announcement concerning rumors in the press about the purchase offer.

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The execution of the purchase offer is subject to certain conditions either being fulfilled or waived, including that Deltek upon expiry of the offer period owns or has received valid acceptances of the purchase offer, equal to a total of more than 90% of Maconomy’s share capital and voting rights.

•	For further information about the purchase offer, please refer to the offer document received by all registered shareholders. The offer document is also available at www.maconomy.dk and www.deltek.com

•	If you have any questions concerning the offer document, please feel free to contact Nordea Bank Danmark A/S on tel. +45 33 33 50 92. The document may be submitted to you upon request to Nordea.

Acceptance of offer

Maconomy does not have access to the registrations of which shareholders have already accepted the offer. For that reason, this letter has been sent to all registered shareholders.

Maconomy shareholders wishing to accept the purchase offer in accordance with the terms and conditions set out in this offer document are requested to contact their own custodian institution or broker requesting that the acceptance of the purchase offer be submitted to Nordea Bank Danmark A/S.

Shareholders wishing to accept the purchase offer are requested to use the acceptance form attached to the offer document. Maconomy’s shareholder must be aware that acceptance must be submitted to their own custodian institution or broker in time for the custodian institution or broker to be able to process and submit the acceptance to Nordea Bank Danmark A/S before expiry of the offer period.

Yours faithfully

Thomas Hartwig

Chairman of the board of directors

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